Exhibit 4.16

Summary

of

Engineering Framework Agreement

Between

Registrant

and

China Telecom Group

dated August 30, 2006

The Engineering Framework Agreement sets out the terms in respect of the supervision and management of services relating to construction, design, equipment installation and tests provided to the Twenty Provincial Telecom Companies through bids made by the Provincial Subsisting Companies, and/or services as the general contractors for the construction and supervision of engineering projects of the Twenty Provincial Telecom Companies. The charges payable for such engineering services shall be determined by reference to the market rates as reflected through the tender process. “Market rate” refers to the price set forth by the operator and formed through market competition. The market rate is determined in the following order: (1) The price asked for by any independent third party provider of that type of service under normal transactional circumstances at that time in the same or neighboring region where the service is provided; or (2) The price asked for by any independent third party provider of that type of service under normal transactional circumstances at that time in China. The charges payable for the design or supervision of engineering projects with a value over RMB500,000, or construction of engineering projects with a value over RMB2 million shall be determined by referring to the tender price. If the company fails to pay relevant service charges on time according to this agreement, the supplementary agreement of this agreement and specific service agreement, then the Company should pay a late fee of 0.05% of the delayed payment to China Telecom Group per day (calendar day, the same below). If the Company delays the payment for over 60 days, then China Telecom Group may send a notice in writing to the Company to suspend relevant services. If the Company fails to pay for relevant services within 30 days after its reception of the above-mentioned notice, then China Telecom Group may announce the termination of relevant services. However, the suspension or termination of such services has no influence over the rights and obligations occurred according to this agreement before its termination. As stated in the public announcement by the Company on 25 October 2006, the independent shareholders of the Company resolved and approved at the Extraordinary General Meeting that the Engineering Framework Agreement will expire on 31 December 2008, and may be renewed for periods of three years upon expiration without limit in the number renewals, unless the Company provides notice of non-renewal in writing to the China Telecom Group three months prior to the end of the relevant term.